FORM C-AR

ANNUAL REPORT UNDER REGULATION CROWDFUNDING

EKTO VR, INC.

Fiscal Year Ended December 31, 2025

CIK: 0001785920

Filed: April 30, 2026

Item 1 — Issuer Information

Name of issuer: EKTO VR, Inc.

Doing Business As: EKTO VR

Form of business organization: Corporation

Jurisdiction of organization: Delaware

Principal executive office address: 100 S Commons, Suite #102, Pittsburgh, PA 15212

Website: https://ektovr.com

Investor relations URL: https://ektovr.com/welcome-investors/

Email contact for investor inquiries: brad@ektovr.com

CIK: 0001785920

Fiscal year-end: December 31

Item 2 — Directors and Officers

The Company has one (1) executive officer and director:

Bradley Factor — Founder, Chief Executive Officer, and Director

Mr. Factor has served as Founder and CEO of EKTO VR, Inc. since the Company's formation. He holds a Bachelor of Science in Electrical and Computer Engineering from Cornell University and a Master of Science in Robotics from Carnegie Mellon University. Prior to founding the Company, Mr. Factor spent seven years at Honeywell Aerospace as a Flight Controls Systems Engineer. He has been working on virtual reality locomotion technologies for over a decade.

There are no other officers, directors, or persons occupying similar positions at the Company.

Item 3 — Holders of 20% or More of Voting Securities

As of December 31, 2025, the following person owned 20% or more of the Company's outstanding voting securities, calculated on the basis of voting power:

Name	Class of Securities	% of Voting Power
Bradley Factor	Common Stock	81.6%

The remaining 18.4% of voting securities is held by minority shareholders, none of whom individually hold 20% or more.

Item 4 — Description of Business and Anticipated Business Plan

EKTO VR, Inc. develops immersion-enhancing products for users of virtual reality systems. The Company's core product is a wearable mobility system that eliminates cyber sickness and deepens immersion by allowing users to walk freely in virtual environments while remaining safely centered in their physical space.

Product Lines

During fiscal year 2025, the Company maintained two product lines:

- EKTO Voyager SE — A professional and research-grade VR locomotion system, including the EKTO base station, two Voyager SE Boots, peripherals, flooring, and a service contract. Marketed to research institutions, universities, and enterprise customers.
- EKTO Genesis Adventure Shoes — A consumer-oriented version of the locomotion footwear, designed for individual consumers and at a consumer price point. The Company began collecting pre-order deposits for Genesis Adventure Shoes in late August 2025 via the Hubspot payments platform.

Anticipated Business Plan

In FY 2026, the Company intends to: (i) continue commercializing the EKTO Voyager SE to research, training, and enterprise customers; (ii) advance development, manufacturing readiness, and launch of the Genesis Adventure Shoes consumer product; (iii) build out marketing and outreach activity in support of the consumer launch; (iv) continue to explore partnerships and channels for distribution; and (v) selectively raise additional capital as needed.

Item 5 — Number of Employees

As of December 31, 2025, the Company had one (1) full-time employee — Bradley Factor, Founder and CEO. The Company also engaged independent contractors and service providers from time to time during the fiscal year.

Item 6 — Risk Factors

Investment in the Company involves significant risks. Investors should carefully consider the following risk factors. The risk factors below are not exhaustive.

You Might Lose Your Money

An investment in the Company involves significant risk. Unlike a bank deposit, your investment is not insured and there is no guarantee of return of capital. The Company's ability to make payments and ultimately return investor capital depends on numerous factors, many of which are beyond its control.

Limited Operating History and History of Losses

The Company has a limited operating history and has incurred substantial net losses in each year of operation. As of December 31, 2025, the Company had an accumulated deficit of approximately $878,000 and has historically required outside capital infusions to continue operations. There can be no assurance that the Company will achieve profitability.

Competition

The market for virtual reality hardware is highly competitive and includes large, well-funded technology companies. The Company competes on the basis of product quality, immersive experience, price, and customer relationships. Significant new entrants or actions by existing competitors could materially adversely affect the Company's business.

Reliance on Management Team

The Company's success depends substantially on the abilities of its founder and sole officer, Bradley Factor. Loss of his services for any reason would materially adversely affect the Company. The Company does not maintain key person life insurance.

Customer Concentration Risk

In fiscal year 2025, a single customer accounted for 100% of the Company's product sales revenue. Loss of any major customer or failure to broaden the customer base would materially affect the Company's financial condition and operating results.

Supplier and Component Risk

The Company relies on third-party suppliers, including HTC VIVE, Valve, Tundra Labs, and others, for hardware components. Changes in pricing, availability, or terms with these suppliers could materially affect the Company's products and profitability.

Need for Additional Capital

The Company will likely need to raise additional capital in the future to expand operations, support manufacturing, and execute its consumer product launch plan. There is no assurance such capital will be available on acceptable terms or at all.

Future Investors Might Have Superior Rights

Future financing rounds may dilute existing investors and may include securities with rights superior to the Company's outstanding SAFE notes (including liquidation preferences, anti-dilution protection, voting rights, or others).

Inability to Sell Securities

The Company's outstanding SAFE securities are not registered under the Securities Act or any state securities laws. Holders may have difficulty selling or transferring their securities and should be prepared to hold them for an extended period.

No Right to Participate in Management

Holders of SAFE securities have no right to participate in management of the Company or to vote on Company matters. Investors must rely entirely on the Company's management.

Regulatory and Legal Risk

The Company is subject to various federal, state, and local laws and regulations. Changes in laws, including securities laws, environmental and safety regulations, and tax laws (including the OBBBA's R&D expense provisions enacted in 2025), may affect the Company's operations and financial condition.

Tariff and Macroeconomic Risk

Tariffs and macroeconomic conditions, including inflation, supply chain disruptions, and changes in consumer spending, could materially affect the Company's costs and demand for its products.

Lack of Audit and Limited Reporting

The financial statements included with this report are certified by the principal executive officer but have not been audited or reviewed by an independent accountant. The Company is subject to the limited ongoing reporting requirements of Regulation Crowdfunding only.

Item 7 — Description of the Reg-CF Offering

On August 28, 2025, the Company closed an offering of Simple Agreement for Future Equity ("SAFE") notes pursuant to Section 4(a)(6) of the Securities Act of 1933 ("Regulation Crowdfunding"). The offering was conducted through Honeycomb Portal, LLC, a SEC-registered funding portal operating at honeycombcredit.com.

Security type: Simple Agreement for Future Equity (SAFE)

Total raised (gross): $50,802.39

Intermediary fee (Honeycomb 8.5%): $4,317.81

Net proceeds to issuer: $46,484.19

Offering target range: $50,000 minimum / $124,000 maximum

Closing date: August 28, 2025

Number of investors (beneficial): Approximately 93 unique investors via EKTO VR Community SPV, LLC

SAFE valuation cap (post-money): $15,000,000

SAFE discount rate: 20.0%

All SAFE securities issued in the offering are held by a single record holder, EKTO VR Community SPV, LLC, a Delaware limited liability company organized as a crowdfunding vehicle pursuant to 17 CFR § 270.3a-9. The SPV holds a single SAFE note in EKTO VR, Inc. for $50,802.39.

Item 8 — Capital Structure

As of December 31, 2025, the Company's capital structure consisted of:

- Common Stock: $50,120 — held by Bradley Factor (81.6%) and minority shareholders (18.4%)
- Convertible Debt notes: $655,750 in principal outstanding from prior periods, with $141,008 in accrued interest as of 12/31/2025
- SAFE Liability: $50,802 outstanding from the August 2025 Reg-CF offering, held by EKTO VR Community SPV, LLC
- Loans from related parties (Bradley Factor and family members): $144,000 outstanding as of 12/31/2025

Item 9 — Indebtedness

As of December 31, 2025, the Company's indebtedness was as follows:

Convertible debt notes: $655,750 principal + $141,008 accrued interest = $796,758. Notes were issued in periods 2019-2023 at interest rates ranging from 0% to 10% from the following lenders: Reinforced Ventures (multiple funds), Innovation Works, Carnegie Mellon University, Mitchell and Mindie Factor, Ruo Ding Li, and others. See Notes to Financial Statements for detail.

Founder loan from Bradley Factor & Jennifer Sydeski: $144,000 principal as of 12/31/2025 (an increase of $35,000 during 2025), interest rates 5.00%-8.00%, maturity dates between April 2026 and March 2030.

SAFE Liability: $50,802 (from the 2025 Reg-CF offering described in Item 7).

Trade payables and accrued expenses: $18,475 (Accounts Payable plus Accrued Expenses).

Credit card balances: $14,268 outstanding across PNC, Chase, and CapitalOne business credit cards.

Item 10 — Other Exempt Offerings Within Past 3 Years

Within the three years preceding this Annual Report, the Company conducted the following exempt offerings of securities:

- In 2023, the Company received $57,000 from Reinforced Ventures - EK Fund II in a convertible debt offering pursuant to Regulation D.
- In 2023, the Company received $50,000 from Innovation Works in a convertible debt offering pursuant to Regulation D.

- In 2025, the Company conducted the Regulation Crowdfunding offering described in Item 7 of this report.

Item 11 — Related Party Transactions

During fiscal year 2025, the following related party transactions occurred:

- Bradley Factor (Founder/CEO and majority shareholder) and his spouse Jennifer Sydeski advanced approximately $35,000 in additional founder loans to the Company during the year, increasing the outstanding founder loan balance to $144,000 at year-end. The loans accrue interest at rates between 5.00% and 8.00% per annum.
- The Company has outstanding loans from related family members (Dr. Mitchell and Mrs. Mindie Factor, parents of Bradley Factor) totaling approximately $35,000 in principal, at 8.00% per annum.

All related party loans were entered into on terms believed by management to be no less favorable to the Company than terms available from unrelated third parties.

Item 12 — Discussion of Financial Condition and Results of Operations

Overview of FY 2025

Fiscal year 2025 was characterized by completion of the Company's first Regulation Crowdfunding capital raise, delivery of the commercial EKTO Voyager SE system to an institutional research customer, exhibiting at PAX West, and the initiation of consumer pre-orders for the Genesis Adventure Shoes product. Operating cadence was slower than originally planned in certain areas due to extended development and customer-engagement timelines, while remaining within the Company's available resources. The Company reduced its net loss by approximately $22,000 (17.5%) compared to the prior year despite a meaningful expansion of its commercial activity.

Revenue

Total revenue for fiscal year 2025 was $27,000, all derived from a single product sale to The Johns Hopkins University Applied Physics Laboratory LLC ("JHU APL"), a continuing institutional customer that previously purchased the Company's EKTO One Developer Kit in 2022. The 2025 sale comprised an EKTO Voyager SE Base Kit, tracker bundles, accessories, and VR headset bundles totaling $27,000. The product was delivered on September 19, 2025; the customer was invoiced on September 21, 2025; payment was received on October 20, 2025.

Total revenue increased from $8,196 in fiscal year 2024 to $27,000 in fiscal year 2025, an increase of approximately 229%. The 2024 revenue was derived from EKTO Academy and small Rapid Prototyping engagements, neither of which produced material revenue in 2025 as the Company refocused on consumer product commercialization.

Beginning in late August 2025, the Company began accepting consumer pre-order deposits for the Genesis Adventure Shoes product through Hubspot Payments. Approximately $325 in deposits was received during 2025 across thirteen pre-orders; this amount is recorded as Deferred Revenue on the Balance Sheet at year-end pending product delivery.

Cost of Sales and Gross Profit

Cost of product sales for the JHU APL delivery was $15,000, comprising approximately $7,000 of in-house custom hardware (drained from capitalized prototype development) and approximately $8,000 of bundled commercial off-the-shelf components (trackers, headsets, and accessories). This produced a gross profit of $12,000, or approximately 44% gross margin, on the Company's latest significant product sale.

Operating Expenses

Total operating expenses for fiscal year 2025 (excluding cost of sales) were $89,016, compared to $123,103 in fiscal year 2024 — a 28% reduction. The reduction was driven primarily by lower compensation expense (no full-time wages paid in 2025; founder operated without salary), lower legal and professional services expense, lower rent, and lower travel/parking. These reductions were partially offset by higher tradeshow and event activity associated with consumer product preparation, higher merchant fees (including the $4,317.81 Honeycomb 8.5% intermediary fee on the SAFE proceeds), and higher R&D expenses.

Material expense categories for FY 2025 included:

- Rent expense: $20,649 (vs. $35,477 in 2024)
- Tradeshow & Event expenses: $13,024 (vs. $40 in 2024) — primarily PAX West and other consumer-product showcase events
- Research and development: $13,765 (vs. $7,163 in 2024)
- Sales and marketing (including web/promotional): $21,992 (vs. $5,898 in 2024)
- Travel and entertainment: $9,818 (vs. $4,809 in 2024)
- Professional services (legal, accounting, other): $13,117 (vs. $50,836 in 2024)
- Other G&A: $31,146 (vs. $45,755 in 2024)

Other Income and Expenses

Other income for fiscal year 2025 totaled $2,215, comprising credit card reward income ($1,026) and a tabling stipend received from Duquesne University ($1,000), among other smaller items. Interest expense was $28,926, primarily reflecting accrued interest on convertible debt notes outstanding from prior periods at rates of 0% to 10%. State franchise taxes paid were $225.

During 2025, the Company received approximately $4,000 in IRS refunds in connection with amended payroll tax returns claiming the Qualified Small Business Payroll Tax Credit for Increasing Research Activities under Section 41(h) of the Internal Revenue Code. These refunds were recorded as a credit to ER Payroll Taxes, resulting in a net negative balance on that account for the year.

Net Loss and Going Concern

Net loss for fiscal year 2025 was $103,951, compared to a net loss of $125,988 for fiscal year 2024 — a reduction of approximately $22,000 (17.5%). The Company's accumulated deficit as of December 31, 2025 was $878,047. The Company has historically funded operations through a combination of founder contributions, convertible debt, and equity-like instruments (including the SAFE issuance described in Item 7). The Company anticipates that available capital, in combination with revenue from product sales and pre-orders, will provide a runway through at least the next twelve months. However, the Company will likely require additional capital to support its consumer product launch and ongoing operations beyond that horizon.

The Company's ability to continue as a going concern depends on its ability to generate revenue, manage operating expenses, and raise additional capital as needed. Management is exploring various paths including continued institutional product sales, consumer product launch, and potential equity financing in 2026.

Capital and Liquidity

Cash on hand at December 31, 2025 was $37,865, compared to $1,769 at December 31, 2024 — a $36,096 increase. The increase reflects $46,484 of net proceeds from the Regulation Crowdfunding offering described in Item 7, $35,000 in additional founder loans, the $27,000 customer payment received in October 2025, and approximately $4,000 in IRS refunds received in 2025, partially offset by operating cash outflows.

Recent Tax Legislation Impact

In 2025, Congress enacted legislation including the One Big Beautiful Bill Act ("OBBBA"), which reversed the Tax Cuts and Jobs Act's required capitalization of research and development expenditures, restoring immediate expense treatment for domestic R&D for federal tax purposes. The Company's accountants have filed amended federal tax returns under these provisions; the Company received approximately $4,000 in IRS refunds during 2025 in connection with prior-period adjustments. The Company is evaluating any related book-tax timing differences and any remaining book accounting impacts. The Company has also not recorded depreciation or amortization expense in fiscal year 2025, consistent with the prior year.

Item 13 — Financial Statements

The Company's financial statements for fiscal year 2025, including the Balance Sheet as of December 31, 2025 and the Statement of Operations, Statement of Cash Flows, and (where applicable) Statement of Stockholders' Equity for the year then ended, together with the Notes to Financial Statements, are attached to this Annual Report. The financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles and have been certified by the principal executive officer of the Company in accordance with 17 CFR § 227.201(t) of Regulation Crowdfunding. They have not been audited or reviewed by an independent public accountant.

Summary of key financial metrics for FY 2025 (with prior-year comparison):

Total Revenue: $27,000 (FY 2024: $8,196)

Cost of Sales: $15,000 (FY 2024: $2,185)

Gross Profit: $12,000 (FY 2024: $6,011)

Total Operating Expenses: $89,016 (FY 2024: $123,103)

Net Operating Loss: $(77,016) (FY 2024: $(117,092))

Other Income: $2,215 (FY 2024: $21,429)

Interest Expense and Taxes: $29,151 (FY 2024: $30,325)

Net Loss: $(103,951) (FY 2024: $(125,988))

Total Assets: $196,701 (FY 2024: $173,243)

Total Liabilities: $1,024,628 (FY 2024: $897,219)

Total Equity: $(827,927) (FY 2024: $(723,976))

Cash and Cash Equivalents: $37,865 (FY 2024: $1,769)

Item 14 — Disqualification Events

The Company certifies that none of the events set forth in 17 CFR § 227.503 (the "bad actor" disqualification provisions) has occurred with respect to the Company, its directors, officers, or 20%+ holders, within the time periods specified in those provisions.

Item 15 — Other Material Information

All information regarding the Company that was provided in connection with the 2025 Regulation Crowdfunding offering remains available on the issuer's investor relations page at https://ektovr.com/welcome-investors/. Investors may direct inquiries to brad@ektovr.com.

Item 16 — Ongoing Reporting

In accordance with 17 CFR § 227.202, the Company will continue to file annual reports on Form C-AR with the U.S. Securities and Exchange Commission and will post such reports on the Company's website at https://ektovr.com/welcome-investors/, no later than 120 days after the end of each fiscal year, until the Company's reporting obligations terminate under the conditions described in 17 CFR § 227.202(b).

Officer Certification

I, Bradley Factor, certify that:

1. I have reviewed the financial statements included in this Form C-AR for EKTO VR, Inc. for fiscal year ended December 31, 2025;

2. The financial statements are true and complete in all material respects to the best of my knowledge;

3. All statements of fact, tax return information, and other information included in this Form C-AR are accurate and complete to the best of my knowledge;

4. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles, applied on a basis consistent with prior periods, except as may be disclosed in the Notes to Financial Statements.

Bradley Factor
_____

Bradley Factor

Founder and Chief Executive Officer

EKTO VR, Inc.

Date: April 30, 2026

Balance Sheet

Ekto VR, Inc.

As of Dec 31, 2025

	TOTAL	
	AS OF DEC 31, 2025	AS OF DEC 31, 2024 (PY)
Assets		
Current Assets		
Bank Accounts		
1900 PNC Checking_1043	37,865.27	1,768.85
Total for Bank Accounts	**$37,865.27**	**$1,768.85**
Accounts Receivable		
2000 Accounts Receivable	0.00	0.00
Total for Accounts Receivable	**$0.00**	**$0.00**
Other Current Assets		
2300 Prototype Development	12,796.78	19,853.19
2600 Prepaid Expenses	4,219.67	4,219.67
Total for Other Current Assets	**$17,016.45**	**$24,072.86**
Total for Current Assets	**$54,881.72**	**$25,841.71**
Fixed Assets		
3100 Gross Fixed Assets		
3110 Computer Equipment & Software	8,478.91	8,478.91
3120 Furniture & Fixtures	2,786.88	2,786.88
3140 Website	6,750.00	6,750.00
3150 R&D Expenditures (Capitalized)	141,048.00	141,048.00
Total for 3100 Gross Fixed Assets	**$159,063.79**	**$159,063.79**
3200 Accumulated Depreciation	-2,171.34	-2,171.34
3250 Accumulated Amortization	-15,073.39	-15,073.39
Total for Fixed Assets	**$141,819.06**	**$141,819.06**
Other Assets		
3300 Deposits	0.00	5,582.00
Total for Other Assets	**$0.00**	**$5,582.00**
Total for Assets	**$196,700.78**	**$173,242.77**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
4000 Accounts Payable	6,539.10	6,291.05
Total for Accounts Payable	**$6,539.10**	**$6,291.05**
Credit Cards		
4100 CapitalOne_4450	314.60	86.43
4125 Chase CC_1348	607.21	190.77
4175 PNC CC_4192	13,345.83	1,799.61

Balance Sheet

Ekto VR, Inc.

As of Dec 31, 2025

	TOTAL	
	AS OF DEC 31, 2025	AS OF DEC 31, 2024 (PY)
Total for Credit Cards	**$14,267.64**	**$2,076.81**
Other Current Liabilities		
4200 Accrued Expenses	11,936.00	11,936.00
4301 Payroll Liabilities	0.00	0.00
4302 Payroll Clearing	0.00	0.00
4600 Deferred Revenue	325.00	0.00
Total for Other Current Liabilities	**$12,261.00**	**$11,936.00**
Total for Current Liabilities	**$33,067.74**	**$20,303.86**
Long-term Liabilities		
4850 Convertible Debt	$655,750.00	$655,750.00
4201 Accrued Interest	141,007.90	112,165.23
Total for 4850 Convertible Debt	**$796,757.90**	**$767,915.23**
4855 SAFE Liability	50,802.39	
4900 Due to Shareholder - Bradley Factor	144,000.00	109,000.00
SBA PPP Loan Payable	0.00	0.00
Total for Long-term Liabilities	**$991,560.29**	**$876,915.23**
Total for Liabilities	**$1,024,628.03**	**$897,219.09**
Equity		
5100 Common Stock	50,120.00	50,120.00
5900 Retained Earnings	-774,096.32	-648,108.61
Net Income	-103,950.93	-125,987.71
Total for Equity	**-$827,927.25**	**-$723,976.32**
Total for Liabilities and Equity	**$196,700.78**	**$173,242.77**

Profit and Loss

Ekto VR, Inc.

January-December, 2025

	TOTAL	
	JAN 1 - DEC 31 2025	JAN 1 - DEC 31 2024 (PY)
Income		
6100 Services	$0.00	
6100-01 Academy Sales		7,253.39
6100-03 Rapid Prototyping Sales		942.14
Total for 6100 Services	**$0.00**	**$8,195.53**
Sales of Product Income	27,000.00	
Total for Income	**$27,000.00**	**$8,195.53**
Cost of Goods Sold		
7000 Cost of Goods Sold		
7000-01 Academy Services		2,184.78
7000-03 Rapid Prototyping Expenses		0.00
7000-04 Cost of Product Sales	15,000.00	
Total for 7000 Cost of Goods Sold	**$15,000.00**	**$2,184.78**
Total for Cost of Goods Sold	**$15,000.00**	**$2,184.78**
Gross Profit	**$12,000.00**	**$6,010.75**
Expenses		
8000 Salaries & Benefits		
8010 Wages		7,108.89
8020 ER Payroll Taxes	-1,495.91	744.49
8060 Payroll Processing Fees	673.70	788.04
Total for 8000 Salaries & Benefits	**-$822.21**	**$8,641.42**
8100 Professional & Outsourced Svcs		
8110 Accounting	5,315.87	13,995.56
8130 Legal	6,119.14	19,870.88
8150 Other Professional Services	1,682.00	16,970.00
Total for 8100 Professional & Outsourced Svcs	**$13,117.01**	**$50,836.44**
8200 Sales & Marketing		
8210 Advertising & Promotion	485.93	
8220 Tradeshow & Event Expense	13,024.17	40.00
8230 Printing & Reproduction	365.84	
8240 Graphic/Web Design/Promotional	1,776.07	2,034.75
8250 Other Sales & Marketing	6,340.13	3,822.97
Total for 8200 Sales & Marketing	**$21,992.14**	**$5,897.72**
8300 Travel & Entertainment		
8305 Parking,Tolls, & Taxi	1,659.50	3,960.90
8306 Car Rental, Fuel, Mileage	672.36	
8310 Air & Rail	5,613.28	
8320 Lodging	1,009.35	
8328 Travel Meals	829.39	
8338 Staff Meals - Local Office Work	14.95	674.84
8345 Entertainment		173.25

Profit and Loss

Ekto VR, Inc.

January-December, 2025

	TOTAL	
	JAN 1 - DEC 31 2025	JAN 1 - DEC 31 2024 (PY)
8350 Other Travel Expense	19.55	
Total for 8300 Travel & Entertainment	**$9,818.38**	**$4,808.99**
8400 Research and Development		
8405 Mechanical R&D	5,421.31	2,168.01
8410 Electrical R&D	3,365.08	1,182.50
8420 R&D Software & Technology	1,805.34	2,843.21
8435 R&D Other	3,173.06	969.27
Total for 8400 Research and Development	**$13,764.79**	**$7,162.99**
8500 Other G&A		
8505 Rent Expense	20,649.34	35,476.71
8506 Utilities	933.09	3,301.28
8510 Office Supplies	216.35	1,069.34
8520 Postage & Delivery	395.89	31.18
8540 Computer Hardware (non cap)	63.28	409.27
8545 Telephone & Internet	1,665.71	2,032.43
8560 Dues & Subscriptions	999.96	934.04
8590 Merchant Fees	4,327.69	134.73
8600 Bank Service Charges	51.00	31.86
8620 Insurance_Property & Workers Comp	1,843.23	2,334.19
Total for 8500 Other G&A	**$31,145.54**	**$45,755.03**
Total for Expenses	**$89,015.65**	**$123,102.59**
Net Operating Income	**-$77,015.65**	**-$117,091.84**
Other Income		
9100 Reward Point Income	1,026.39	439.52
9150 Other Income	1,189.00	20,989.61
Total for Other Income	**$2,215.39**	**$21,429.13**
Other Expenses		
9500 Interest Expense	28,925.67	30,055.00
9600 Taxes	225.00	270.00
Total for Other Expenses	**$29,150.67**	**$30,325.00**
Net Other Income	**-$26,935.28**	**-$8,895.87**
Net Income	**-$103,950.93**	**-$125,987.71**

Statement of Cash Flows

Ekto VR, Inc.

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-103,950.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
2000 Accounts Receivable	0.00
2300 Prototype Development	7,056.41
4000 Accounts Payable	248.05
4100 CapitalOne_4450	228.17
4125 Chase CC_1348	416.44
4175 PNC CC_4192	11,546.22
4600 Deferred Revenue	325.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$19,820.29**
Net cash provided by operating activities	**-$84,130.64**
INVESTING ACTIVITIES	
3300 Deposits	5,582.00
Net cash provided by investing activities	**$5,582.00**
FINANCING ACTIVITIES	
4201 Convertible Debt:Accrued Interest	28,842.67
4855 SAFE Liability	50,802.39
4900 Due to Shareholder - Bradley Factor	35,000.00
Net cash provided by financing activities	**$114,645.06**
NET CASH INCREASE FOR PERIOD	**$36,096.42**
Cash at beginning of period	**$1,768.85**
CASH AT END OF PERIOD	**$37,865.27**

EKTO VR, INC.

Notes to Financial Statements

For the Fiscal Year Ended December 31, 2025

Note 1 — Organization and Nature of Operations

EKTO VR, Inc. (the "Company") was incorporated under the laws of the State of Delaware. The Company is engaged in the design, development, manufacturing, and sale of virtual reality locomotion hardware products, including the EKTO Voyager SE professional VR locomotion system and the EKTO Genesis Adventure Shoes consumer product. The Company's principal executive office is located at 100 S Commons, Suite #102, Pittsburgh, Pennsylvania 15212.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP"). They are presented in U.S. dollars.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as related disclosures. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2025, all cash balances were maintained in business deposit accounts at PNC Bank.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606. For product sales, revenue is recognized when control of the product transfers to the customer (typically upon delivery). Customer pre-payments collected in advance of delivery are deferred and recognized as Deferred Revenue on the Balance Sheet until performance obligations are satisfied. As of December 31, 2025, the Company had $325 in Deferred Revenue, comprising thirteen Genesis Adventure Shoes pre-order deposits.

Inventory and Cost of Sales

The Company classifies certain materials, components, and work-in-process as Prototype Development on the Balance Sheet pending allocation to specific customer deliveries. Upon shipment to a customer, the related costs are recognized as Cost of Product Sales matching the period of revenue recognition. During fiscal year 2025, $15,000 was drained from Prototype Development to Cost of Product Sales in connection with the JHU APL delivery on September 19, 2025.

Depreciation and Amortization

The Company did not record depreciation or amortization expense during fiscal year 2025, consistent with the prior fiscal year (2024). Fixed assets and capitalized R&D expenditures are reviewed for impairment annually; no impairment was identified during the period. The Company is evaluating its accounting policies for capitalized research and development, including any implications of the One Big Beautiful Bill Act (OBBBA) provisions enacted in 2025.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts and tax bases of assets and liabilities. The Company has historically reported net losses; deferred tax assets associated with net operating loss carryforwards have not been recognized due to a full valuation allowance reflecting management's assessment that recoverability is not more likely than not. See Note 7 regarding 2025 federal income tax events.

Concentration of Risk

During fiscal year 2025, a single customer (The Johns Hopkins University Applied Physics Laboratory LLC) accounted for 100% of the Company's product sales revenue. The Company maintains all cash deposits at a single financial institution.

Note 3 — Capitalized R&D and Fixed Assets

As of December 31, 2025, capitalized R&D expenditures and fixed assets were as follows:

• Computer Equipment & Software: $8,479

• Furniture & Fixtures: $2,787

• Website: $6,750

• R&D Expenditures (Capitalized): $141,048

• Less: Accumulated Depreciation: $(2,171)

• Less: Accumulated Amortization: $(15,073)

• Total net fixed assets and capitalized R&D: $141,819

Note 4 — Convertible Debt

As of December 31, 2025, the Company had outstanding convertible debt notes from various lenders totaling $655,750 in principal and $141,008 in accrued interest. Total convertible debt and accrued interest at year-end was $796,758. The notes were issued in calendar years 2019 through 2023 at interest rates ranging from 0% to 10%. Lenders include Reinforced Ventures (multiple funds), Innovation Works, Carnegie Mellon University, Mitchell and Mindie Factor, Ruo Ding Li, and others. Maturity dates vary and certain notes mature in 2026, 2027, 2028. One note from Innovation Works was amended during 2025 to pause interest accrual from May 15, 2025 through June 30, 2027.

Interest expense recorded for fiscal year 2025 on convertible debt was $28,843.

Note 5 — SAFE Liability

On August 28, 2025, the Company closed a Regulation Crowdfunding offering of Simple Agreements for Future Equity ("SAFE") notes through Honeycomb Portal, LLC. The SAFE has a $15,000,000 post-money valuation cap and a 20% discount rate. The SAFE converts to equity upon a Next Equity Financing of at least $500,000 or upon a Corporate Transaction (with conversion at the lesser of the cap-implied price or 20% discount to the financing price; or for Corporate Transactions, at 50% of fair market value). The total principal amount issued was $50,802. All securities are held of record by EKTO VR Community SPV, LLC, a crowdfunding vehicle organized pursuant to 17 CFR § 270.3a-9. The Company recorded the gross proceeds of $50,802 as a long-term liability and recorded the $4,318 intermediary fee paid to Honeycomb Portal, LLC as merchant fees expense.

Note 6 — Founder Loan and Related Party Transactions

As of December 31, 2025, the Company had outstanding loans from its founder, Bradley Factor, and his spouse Jennifer Sydeski, in aggregate principal of $144,000. Loans accrue interest at rates between 5.00% and 8.00% per annum, with maturity dates ranging from April 2026 to March 2030. During fiscal year 2025, Mr. Factor and Ms. Sydeski advanced an additional $35,000 in principal to the Company.

In addition, the Company has outstanding loans from related family members (Dr. Mitchell and Mrs. Mindie Factor, parents of Bradley Factor) totaling $35,000 in principal at 8.00% per annum.

Note 7 — Income Tax Matters and 2025 Federal Tax Refunds

In 2025, the Company received approximately $4,000 in federal tax refunds in connection with amended payroll tax returns claiming the Qualified Small Business Payroll Tax Credit for Increasing Research Activities under Section 41(h) of the Internal Revenue Code. These refunds are reflected in the financial statements as a reduction of employer payroll tax expense for the period in which received, resulting in a credit balance on that account for fiscal year 2025.

Separately, in 2025 Congress enacted the One Big Beautiful Bill Act ("OBBBA"), which restored immediate federal tax expensing of domestic research and development expenditures (reversing the prior Tax Cuts and Jobs Act capitalization requirement). The Company's accountants have filed amended federal income tax returns under these provisions for prior periods. Any related book accounting impacts are being evaluated; the Company has not historically had material federal income tax expense due to operating losses, and any deferred tax effects are subject to a full valuation allowance.

Note 8 — Commitments and Contingencies

The Company is not a party to any material legal proceedings as of the filing date of this report.

Note 9 — Subsequent Events

Management has evaluated subsequent events through the date of these financial statements (April 30, 2026). No material subsequent events requiring disclosure have been identified other than as described elsewhere in this report.